15045497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 24 2015 REGISTRATIONS BRANCH

SEC FILE NUMBER 8-68394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFA Financial, LLC F/K/A CINS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1879 Admiral Court
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy McCarthy (847) 87-9705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr., 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFA Financial, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy McCarthy
Signature

Chief Compliance Officer
Title

Kathleen McGinniss
Notary Public

OFFICIAL SEAL
KATHLEEN MCGINNISS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04/17/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFA Financial, LLC

Financial Statement and
Independent Auditor's Report

December 31, 2014

**Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934**

***** PUBLIC DOCUMENT *****

CFA FINANCIAL, LLC

TABLE OF CONTENTS

FGMK
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CFA Financial, LLC

We have audited the accompanying statement of financial condition of CFA Financial, LLC as of December 31, 2014. This financial statement is the responsibility of CFA Financial, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statements, the accompanying financial statements present the results of operations and cash flows of CFA Financial, LLC (including CINS, LLC) for the year ended December 31, 2014. In our opinion, accounting principles generally accepted in the United States of America do not allow inclusion of any operations and cash flows prior to a change in control; however, management has presented operations and cash flows for the entire calendar year. CFA Financial, LLC did not have any material operations or cash flows from operations during the period from December 1, 2014 (acquisition date) through December 31, 2014. Additionally, cash used in financing activities during this period consisted solely of capital contributions of $4,915.

In our opinion, except for the matters discussed in the preceding paragraph, the financial statement referred to above present fairly, in all material respects, the financial position of CFA Financial, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 17, 2014

FGMK, LLC

2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400

333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

CFA FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash	$ 29,955

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 29,955

See Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of this statement.

CFA FINANCIAL, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. CINS, LLC ("CINS") was formed as a limited liability company in the State of Illinois on March 5, 2010. CINS is a wholly-owned subsidiary of Cagney Research Group, Inc. ("CRG"). Effective October 29, 2010, CINS registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states; in this capacity, it provided investment related services such as consultation and research.

Effective December 1, 2014 ("Acquisition Date"), CINS was purchased from CRG and was renamed CFA Financial, LLC (the "Company"). The Company provides placement agent services. There were no material adjustments necessary to the statement of financial condition as of the Acquisition Date.

Basis of Presentation. The Company follows generally accepted accounting principles ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. See Note 2.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Receivables from Clients and Allowances for Uncollectible Accounts. Receivables from clients are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2014.

Revenue Recognition. Service income is based on a consulting agreement with Fidelity Management and Research Company to provide consultation and research services to clients. The service income is generally recognized quarterly in accordance with the terms of the executed agreement. Placement agent fees are earned by the Company for providing certain services such as billing or administration. This income is recognized in accordance with the terms of the related services agreement.

Income Taxes. The Company is a limited liability company owned by individuals. The Company is treated as a partnership for Federal and state income tax purposes. As such, members of the Company are taxed individually on their proportionate share of the Company's Federal and state taxable income which is allocated among the members in accordance with the Company's operating agreement. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company may make distributions to its members in 2015 in connection with such members' respective income tax liabilities incurred for 2014 as a result of the Company's partnership income tax status.

The Company may be subject to various state and local income tax.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

CFA FINANCIAL, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 2 – BUSINESS COMBINATION - GAAP DEPARTURE

As disclosed in Note 1, there was a change in control of the Company at the Acquisition Date. Upon a change in control of a reporting entity, GAAP does not allow inclusion of any operations and cash flows prior to the change in control; however, management has presented operations and cash flows for the entire calendar year. CFA Financial, LLC did not have any material operations or cash flows from operations during the period from the Acquisition Date through December 31, 2014. Additionally, cash used in financing activities during this period consisted solely of capital contributions of $4,915.

NOTE 3 – RELATED PARTY TRANSACTIONS

CINS had an Expense Sharing Agreement with CRG. CRG incurred certain administrative, rent, payroll and related expenses on behalf of the Company. During 2014, CINS was charged $12,336 for these expenses, all of which were paid in 2014.

NOTE 4 – CONCENTRATION OF CUSTOMERS

Three customers account for 100% of revenue for the year ended December 31, 2014.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $29,955 which was $24,955 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

Management does not anticipate any material member distributions to be made during the six months after December 31, 2014.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.